UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 333-31931

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR |_| Form N-CSR

         For Period Ended: December 31, 2005
                           -----------------

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:__________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

                                     PART I
                             REGISTRANT INFORMATION

North Atlantic Trading Company, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

3029 West Muhammad Ali Boulevard
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Address of Principal Executive Office (Street and Number)

Louisville, Kentucky 40212
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     North Atlantic Trading Company, Inc. (the "Company") was unable to file its Annual Report on Form 10-K for the year ending December 31, 2005 prior to the 5:30 p.m. deadline on March 31, 2006 without unreasonable effort or expense due to significant turnover in its accounting and finance staff during the second half of 2005 and early 2006, including the resignation of the Vice President of Finance in December 2005, and because of the amount of work necessary to complete the financial statements and related disclosures for both the Company and its parent, North Atlantic Holding Company, Inc. However, the Company's Form 10-K was filed at 5:47 p.m. on March 31, 2006.



                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brian C. Harriss                                (502) 778-4421
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 (Name)                                  (Area Code) (Telephone Number)


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
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes | | No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company reported a $8,380,000 net loss applicable to common shares for the year ended 2005 as compared to a net loss of $29,448,000 applicable to common shares for the prior year as described in the Company's Annual Report on Form 10-K for the year ending December 31, 2005, which has been filed.


                                 North Atlantic Trading Company, Inc.
                            ----------------------------------------------------
                              (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2006
                                           NORTH ATLANTIC TRADING COMPANY, INC.


                                           By:    /s/ Brian C. Harriss
                                                  ------------------------------
                                           Name:  Brian C. Harriss
                                           Title: Chief Financial Officer







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